Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: TERMINATION OF THE SHARE PURCHASE AGREEMENT FOR THE ACQUISITION OF UKRSOTSBANK IN UKRAINE

Torino, Milano, 2nd April 2007 – Intesa Sanpaolo communicates that today the sellers of the controlling shareholding in Ukrsotsbank have made known that they have exercised the right to terminate the relevant share purchase agreement signed with Banca Intesa on 14th February 2006 - as subsequently amended on 4th September 2006 - since the completion of the transaction did not take place within the scheduled deadline of 31st March 2007.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com
www.intesasanpaolo.com